RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

November 27, 2002   Trading Symbol: TSX: RNG

NEW DIRECTOR APPOINTED TO RIO NARCEA BOARD

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce the appointment of David N. Murray O.B.E. to the Company's Board of Directors.

Mr. Murray is presently Chief Executive Officer of Angloval Mining Limited (Avmin), a South African mining company. Prior to his appointment with Avmin in July 2002, he served as Chief Executive Officer of Avgold Limited (owned 56% by Avmin) since 2000. From 1997 to 1999, Mr. Murray was President and Chief Operating Officer of TVX Gold Inc. in Canada. Prior to this, he worked for RTZ plc as President and CEO of various subsidiary companies in Brazil and Portugal. He also served with this group in Spain, Germany, Wales, England, Namibia and Zimbabwe.

The Company is pleased that Mr. Murray accepted to join the Board. His experience in the mining industry will be of considerable value to Rio Narcea as it seeks to advance its mineral projects in Spain and Portugal.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project and advancing the development of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com